UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Other Events

On October 30, 2025, the New York Stock Exchange (the “NYSE”) notified Paysafe Limited (the “Company”), and on October 31, 2025 issued a press release that it intends to commence proceedings to delist the Company’s warrants that are listed to trade on the NYSE under the ticker symbol “PSFE.WS” and are set to expire on March 30, 2026 (the “Warrants”) due to “abnormally low selling price” of the Warrants pursuant to Section 802.01D of the NYSE Listed Company Manual. Trading in the Warrants on the NYSE will be suspended immediately. To effect the delisting, the NYSE will apply to the Securities and Exchange Commission to delist the Warrants pending completion of applicable procedures.

The NYSE’s delisting action with respect to the Warrants will not impact the listing of the Company’s Common Shares, which will continue to trade on the NYSE under the ticker symbol “PSFE”.

Incorporation by Reference

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration Statement Nos. 333-256692, 333-270582 and 333-279401) and Registration Statement on Form F-3 (Registration Statement No. 333-263910), and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 31, 2025	PAYSAFE LIMITED

	By:	/s/ Elliott Wiseman
	Name:	Elliott Wiseman
	Title:	Chief Legal and People Officer